FORM 6-K

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 33-81550

           BRASCAN POWER INC.
(Translation of registrant’s name into English)

Suite 300, BCE Place, 181 Bay Street,
Toronto, Ontario,
Canada M5J 2T3
(416) 363-9491
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F _____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- ________

EXHIBITS

The following exhibits are filed as part of the Report on Form 6-K:

Exhibit	Description
99.1	JANUARY 26, 2005 NEWS RELEASE - Brascan
Power To Acquires Two Hydroelectric Plants From
Reliant in Northeast United States

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2005

Brascan Power Inc.
By: /s/ Donald Tremblay Name: Donald Tremblay Title: Vice President and Chief Financial Officer